UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 15, 2022

OceanTech Acquisitions I Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-40450	85-2122558
(Commission File Number)	(IRS Employer Identification No.)

515 Madison Avenue, 8th Floor – Suite 8133

New York, New York 10022

Registrant’s telephone number, including area code (929) 412-1272

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	OTECU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	OTECO	The Nasdaq Stock Market LLC
Redeemable Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	OTECW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On November 15, 2022, OceanTech Acquisitions I Corp., a Delaware corporation (the “Company”), OceanTech Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub 1”), OceanTech Merger Sub 2, LLC, a Wyoming limited liability company and a wholly-owned subsidiary of the Company (“Merger Sub 2”) and OceanTech Acquisitions I Sponsors LLC, the Company’s sponsor (the “Sponsor”), in its capacity as purchaser representative, entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Majic Wheels Corp., a Wyoming corporation (the “Target”), and Jeffrey H. Coats, in his capacity as the representative for the stockholders of the Target (together with the Company, Merger Sub, the Sponsor and the Target, the “Parties”).

The Merger Agreement and the transaction contemplated thereby were unanimously approved by the board of directors of each of the Company and Target.

Business Combination

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, upon the closing (the “Closing”) of the transactions contemplated by the Merger Agreement (collectively, the “Business Combination”):

•	The Parties will (i) effect the merger of Merger Sub 1 with and into the Target, with the Target continuing as the surviving entity and a wholly-owned subsidiary of the Company (the “First Merger”), and (ii) immediately following the First Merger, effect the merger of the Target, as the surviving entity of the First Merger, with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers”). As a result of the Mergers, all of the issued and outstanding capital stock of the Target shall be exchanged for shares of Class A common stock, par value $0.0001 per share, of the Company (“Company Class A Common Stock”) upon the terms set forth in the Merger Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law and the Wyoming Business Corporations Act, all in accordance with the terms of the Merger Agreement.

•	The Target’s certificate of incorporation (the “Target Charter”) will be automatically the certificate of formation of the surviving entity, Merger Sub 2, except that the name of the surviving entity in such certificate of Formation will be changed to “Majic LLC” or such other name as mutually agreed to by the Company and the Target. Upon the effective time of the Business Combination, the Company will amend and restate its amended and restated certificate of incorporation (the “Company Charter”) to, among other matters: (a) change its name to “Majic Corp.” or such other name as mutually agreed to by the Parties; (b) expand the Company’s board of directors (the “Board”) to seven individuals and (b) remove and change certain provisions in the Charter related to the Company’s status as a blank check company. Additionally, each then-outstanding share of Class B common stock of the Company will be converted into one share of Company Class A Common Stock.

Merger Consideration

As consideration for the Merger, the existing Target’s stockholders as of immediately prior to the effective time of the Business Combination collectively will be entitled to receive from the Company the following consideration: (1) at Closing, in the aggregate, twenty million (20,000,000) shares of Company Class A Common Stock, (the “Closing Merger Consideration”), provided that, during the period after signing before the Closing, if the Target issues equity or other securities for interim financing purposes (the “Interim Financing”), the Closing Merger Consideration will increase by the formula provided in the Merger Agreement based on those additional shares of the Target issued or issuable at Closing as a result of the Interim Financing; (2) subject to certain adjustments, terms and conditions set forth in the Merger Agreement, for the Target’s stockholders other than the holders of the Interim Financing shares (the “Stockholder Earnout Recipients”), up to twenty million (20,000,000) shares of the Company Class A Common Stock (“Stockholder Earnout Merger Consideration”).

In addition, subject to certain adjustments, terms and conditions set forth in the Merger Agreement, (1) after Closing, certain management members of the Target (the “Management Earnout Recipients”) will be entitled to receive from the Company sixteen million (16,000,000) shares of the Company Class A Common Stock, subject to the addition of bonus shares if the financial metrics of the post-Merger company exceed such financial target by 20% (the “Management Earnout Merger Consideration”); and (2) after Closing, the Sponsor will be entitled to four million (4,000,000) shares of the Company Class A Common Stock (the “Sponsor Earnout Merger Consideration” and together with the Stockholder Earnout Merger Consideration and the Management Earnout Merger Consideration, the “Earnout Consideration”). The Earnout Consideration is subject to certain proration and catch-up earnout provisions.

Certain outstanding options and warrants exercisable into shares of Target common stock will be assumed by the Company and replaced with options and warrants exercisable into shares of Company Class A Common Stock.

Representations and Warranties; Covenants

Pursuant to the Merger Agreement, the parties made customary representations and warranties for transactions of this nature as of the date of the Merger Agreement and/or as of the date of the Closing or other specified date therein, including with respect to, among other things: (i) organization and standing (ii) authorization; (iii) capitalization; (iv) noncontravention; (iv) government approvals; (vi) financial statements; (vii) absence of certain changes; (viii) litigation; (ix) taxes; (x) compliance with laws (including with respect to permits and filings); (xii) material contracts; (xiii) intellectual property; (xiv) anti-bribery and anti-corruption; (xv) employee and labor matters; and (xvi) insurance. The representations and warranties made by the Company and the Target will not survive the Closing. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Merger Agreement means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, results of operations, or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement.

In addition, the parties to the Merger Agreement agreed to be bound by certain covenants that are customary for transactions of this type, including obligations of the parties to use commercially reasonable efforts to operate their respective businesses in the ordinary course, to refrain from taking certain specified actions without the prior written consent of the applicable party, not to engage in trading on material nonpublic information and to maintain confidentiality, in each case, subject to certain exceptions and qualifications. Additionally, the parties have agreed not to disparage each other or to solicit, negotiate or enter into a competing transaction. The Company has covenanted to hold a meeting of stockholders of the Company for the purpose of approving the Business Combination and the Merger Agreement. The covenants further provide that the Company may use reasonable commercial efforts to enter into subscription agreements for a private equity investment in the Company on terms reasonable acceptable to the Company and Target. The covenants of the parties in the Merger Agreement generally will not survive the Closing, subject to certain exceptions, including certain covenants and agreements that by their terms are to be performed in whole or in part after the Closing.

Conditions to Each Party’s Obligation to Close

Pursuant to the Merger Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (a) the representations and warranties of the respective parties being true and correct subject to the materiality standards contained in the Merger Agreement; (b) material compliance by the parties of their respective pre-closing covenants and agreements, subject to the standards contained in the Merger Agreement; (c) the approval by the Company’s stockholders of the Business Combination; (d) the approval by the Target’s stockholders of the Business Combination; (e) the absence of any Material Adverse Effect with respect to the Company or with respect to the Target since the effective date of the Merger Agreement that is continuing and uncured; (f) the election of the members of the post-Closing Board consistent with the provisions of the Merger Agreement, a majority of which are to be independent in accordance with the Nasdaq rules; (g) the Company having at least $5,000,001 (subject to certain adjustments from Interim Financing) in net tangible assets upon the Closing after giving effect to the stockholder redemptions and proceeds from any funded PIPE investment, net of Company’s expenses; (h) the entry into certain ancillary agreements as of the Closing, including a registration rights agreement, employment agreements, lock-up agreements and non-competition agreements; (i) the effectiveness of the registration statement as of the Closing and no stop order or similar order from the U.S. Securities and Exchange Commission (the “SEC”); (j) the shares of Company Class A Common Stock issued as merger consideration being approved for listing on Nasdaq, subject to official notice of issuance, (k) evidence that the Target has terminated, extinguished and cancelled in full any outstanding Target’s convertible securities or commitments; and (l) the receipt of certain closing deliverables. Further, the obligations of the Target will be conditioned on the Company having cash and cash equivalents, after giving effect to any stockholder redemptions, proceeds from any PIPE investment, and net of the Company’s expenses, of at least $50,000,000 (the “Minimum Cash Condition”). The Minimum Cash Condition will be reduced dollar for dollar by the amount raised in the Interim Financing, net of investment banking and legal expenses incurred in connection with the Interim Financing.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, by the mutual written consent of the Company and the Target, if any of the conditions to the Closing has not been satisfied or waived by June 2, 2023, if prohibited by a governmental authority, after an uncured breach by a party of the representations, warranties, covenants, or agreements contained in the Merger Agreement, after a material adverse effect on the Target or the Company, or if the Company’s stockholders do not approve the Business Combination. If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement will terminate and will be of no further force and effect (except that certain obligations will continue in effect), and no party will have any further liability to any other party thereto except for liability for any fraud claims or willful breach of a representation, warranty, covenant or obligation under the Merger Agreement prior to such termination.

Governing Law and Arbitration

The Merger Agreement is governed by Delaware law and, subject to the required arbitration provisions, the parties are subject to exclusive jurisdiction of federal and state courts located in Delaware (and any appellate courts thereof). Any disputes under the Merger Agreement, other than claims for injunctive or temporary equitable relief or enforcement of an arbitration award, will be subject to arbitration by the American Arbitration Association, to be held in New York.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference. The Merger Agreement provides investors with information regarding its terms and is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement were made as of the execution date of the Merger Agreement only and are qualified by information in confidential disclosure schedules provided by the parties in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual statements of fact about the parties. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Stockholders of the Company and other interested parties are urged to read the Merger Agreement in its entirety.

Voting Agreements and Sponsor Support Agreement

In connection with entry into the Merger Agreement, the Company and Target entered into Voting Agreements with certain stockholders of the Target representing approximately 73% of the outstanding voting power of the Target’s equity securities (the “Target Stockholders”) pursuant to which the Target Stockholders have agreed to vote their securities in favor of the approval of the Merger Agreement and the Business Combination and to take other customary actions to cause the Business Combination to occur.

In connection with entry into the Merger Agreement, the Company, the Sponsor and the Target entered into a Purchaser Support Agreement pursuant to which the Sponsor has agreed to vote its Company securities in favor of the approval of the Merger Agreement and the Business Combination and to take other customary actions to cause the Business Combination to occur.

The foregoing descriptions of the Voting Agreements and the Purchaser Support Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the form of Voting Agreements and the Purchaser Support Agreement, copies of which are filed herewith as Exhibits 10.1 and 10.2 respectively.

Backstop Agreement

On November 15, 2022, the Company and Target entered into a Forward Share Purchase Agreement (the “Meteora Backstop Agreement”) with Meteora Special Opportunity Fund I, LP, Meteora Select Trading Opportunities Master, LP, and Meteora Capital Partners, LP (collectively,“Meteora”), a copy of which is attached hereto as Exhibit 10.3 and is incorporated herein by reference. Pursuant to the Meteora Backstop Agreement, Meteora has agreed to purchase up to 4,000,000 shares of the Company’s Class A Common Stock in the open market at price per share no higher than the redemption price as described in detail in the Company’s current charter the “Redemption Price”) and to not redeem prior to the closing of the Business Combination. The Company has agreed to purchase back those shares from Meteora on a forward basis. The purchase price payable by the Company will be escrowed in the amount of the (x) Redemption Price per share multiplied by (y) the number of shares held by the Meteora investors as of the closing of the Business Combination. As Meteora investors sell the shares on the open market, the escrow agent will release to the Company for the Company’s use certain cash amount equals to (x) the number of shares sold, multiplied by (y) the reset price, as defined by the certain formula in the Meteora Backstop Agreement, and will release certain other cash to Meteora. The Meteora Backstop Agreement matures 3 years after the closing of the Business Combination (the “Put Date”). On the Put Date, Meteora has the right to elect to sell to the Company and the Company shall purchase from Meteora the remaining shares subject to the forward transaction at the Redemption Price. The Put Date may be accelerated by Meteora if (i) the shares of Class A common stock are delisted from a qualified exchange, (ii) the Meteora Backstop Agreement is terminated for any reason after the closing of the Business Combination, or (iii) the volume weighted average price of the shares (the “VWAP”) during 20 out of 30 consecutive trading day period following the closing of the Business Combinarion is less than $3.00 per share.. If the VWAP is below $2.50, the Company shall register such additional shares for resale representing the differences of certain cash consideration due to the Meteora investors at maturity and the retain shares. During the term of the Meteora Backstop Agreement, Meteora may elect to sell some or all of the shares subject to the forward transaction to third parties in the open market, provided that at any time prior to the 30th day following the consummation of the business combination, the sales price before payment of any commissions is at least equal to the Redemption Price, but commencing on the 30th day following the closing of the Business Combination, Meteora has the discretion to set the sales price. If the forward transaction is terminated, except due to a material breach by Meteora, the Company will be obligated to pay the counterparties a break-up fee equal to $1 million and certain fees and expenses.

Meteora has agreed (i) not to redeem any of the shares in conjunction with the closing of the Business Combination except as may be required to not exceed the beneficial ownership limit of 9.99% of the number of the shares outstanding, and (ii) not to tender the shares to the Company in response to any redemption or tender offer that the Company may commence for shares of its Class A common stock in conjunction with the vote to approve the Business Combination except as may be required to not exceed the beneficial ownership limit of 9.99% of the number of the shares outstanding. The foregoing description of the Meteora Backstop Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Meteora Backstop Agreement attached as Exhibit 10.3 to this Current Report on Form 8-K.

Agreements to Be Effective as of or Entered into at Closing

At the Closing, the Sponsor, the Company and certain directors, officers and stockholders of the Target (the “Subject Parties”) will enter into a lock-up agreement (the “Lock-Up Agreement”), which, among other things, and subject to certain exceptions, will provide for the Company securities held by the Subject Parties to be locked-up for a certain period from the date of the Closing, and to be subject to certain restrictions on sale thereafter, in accordance with the terms set forth therein.

At the Closing, the Company, the Subject Parties and the Sponsor will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Company will be obligated to file a registration statement to register the resale of certain securities of the Company held by the Subject Parties and the Sponsor. The Registration Rights Agreement will also provide the Subject Parties and the Sponsor with “piggy-back” registration rights, subject to certain requirements and customary conditions.

At the Closing, the Company intends to adopt an Incentive Plan, which shall include a provision that no Management Recipients may participate in the Incentive Plan while eligible to receive the Management Earnout Shares (the “Incentive Plan”), which will provide for the grant of equity incentives of the shares of the Class A Common Stock outstanding at the time of effectiveness of the Incentive Plan to the directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) of the Company.

The foregoing descriptions of the Lock-Up Agreement, the Registration Rights Agreement and the Incentive Plan do not purport to be complete.

Prospectus and Proxy Statement

As promptly as practicable after the effective date of the Merger Agreement, the Company will file with the SEC a Registration Statement on Form S-4 containing a prospectus and proxy statement (as amended or supplemented, the “Prospectus and Proxy Statement”), and certain related documents, in connection with a meeting of its stockholders in connection with a special meeting of the Company’s stockholders to be held to consider approval and adoption of (i) the Merger Agreement and the Business Combination; (ii) the issuance of the Company’s Class A Common Stock in connection with the Business Combination and any PIPE financing; (iii) the amended and restated certificate of incorporation of the Company; (iv) the election of the members of the post-Closing Board; (v) the Company’s Incentive Plan; (vi) the RSU Incentive Plan; and (vii) such other matters as the parties mutually determine to be necessary or appropriate in order to effect the Business Combination, and (viii) the adjournment of the special meeting of the Company’s stockholders, if necessary, to permit further solicitation and vote of proxies in the reasonable determination of the Company.

Stock Exchange Listing

The Company will take commercially reasonable actions to cause the Company Class A Common Stock issued in connection with the Business Combination to be approved for listing on the Nasdaq Capital Market at Closing. During the period from the date of the Merger Agreement until the Closing, the Company will use its reasonable best efforts to maintain the listing of its units, Company Class A Common Stock and warrants for trading on the Nasdaq Capital Market.

Item 7.01.	Regulation FD Disclosure.

On November 15, 2022, the Company issued a press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1, is being furnished and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filing.

Additional Information and Where to Find It

The Company intends to file a Prospectus and Proxy Statement with the SEC describing the business combination and other stockholder approval matters for the consideration of the Company’s stockholders, which Prospectus and Proxy Statement will be delivered to its stockholders once definitive. This document does not contain all the information that should be considered concerning the business combination and the other stockholder approval matters and is not intended to form the basis of any investment decision or any other decision in respect of the business combination and the other stockholder approval matters. The Company’s stockholders and other interested persons are advised to read, when available, the Prospectus and Proxy Statement and the amendments thereto and other documents filed in connection with the business combination and the other stockholder approval matters, as these materials will contain important information about the Company, the Target, the business combination and the other stockholder approval matters. When available, the Prospectus and Proxy Statement and other relevant materials for the business combination and the other stockholder approval matters will be mailed to stockholders of the Company as of a record date to be established for voting on the business combination and the other stockholder approval matters. Stockholders will also be able to obtain copies of the Prospectus and Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: OceanTech Acquisitions I Corp., 515 Madison Avenue, 8th Floor – Suite 8133, New York, New York, 10022 or (929) 412-1272.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

The Company, the Target and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the business combination. A list of the names of the Company’s directors and executive officers and a description of their interests in the Company will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about the Company’s directors and executive officers and their ownership of Company common stock is set forth in the Company’s Form 10-K, dated March 16, 2022, and in its prospectus dated May 27, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Target’s industry and market sizes, future opportunities for Target and Company, Target’s estimated future results and the proposed business combination between Company and Target, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in the reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of Company’s shareholders, the failure to achieve the minimum amount of cash available following any redemptions by Company shareholders, redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the Merger Agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the cryptocurrency and digital asset markets in which Target provides insurance and infrastructure offering services, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions, risk that Target may not be able to execute its growth strategies, including providing software solutions for the broad blockchain technology, and identifying, acquiring, and integrating acquisitions; risks related to the ongoing COVID-19 pandemic and response; risk that Target may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated in Company’s final prospectus, dated May 27, 2021, for its initial public offering, and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Company’s other filings with the SEC. Company and Target caution that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Company and Target or the date of such information in the case of information from persons other than Company or Target, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Target’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Item 9.01.	Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of November 15, 2022, by and among the Company, Merger Sub 1, Merger Sub 2, the Sponsor, the Target and the Target Representative.

10.1	Form of Voting Agreement, dated as of November 15, 2022, by and among the Company, Target and certain stockholders of Target thereto.

10.2	Purchaser Support Agreement, dated as of November 15, 2022, by and among the Company, Target and Sponsor.

10.3	Meteora Backstop Agreement, dated as of November 15, 2022, by and among the Company, Target, and Meteora.

99.1	Press Release dated November 15, 2022.

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit).

*	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANTECH ACQUISITIONS I CORP.

Date: November 21, 2022	By:	/s/ Joseph Adir
Name: Joseph Adir
Title: Chief Executive Officer (Principal Executive Officer)